Hernández
Barbosa &
Huerga

07025879

July 27, 2007.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Re: Hilasal Mexicana, S.A.B. de C.V.- Information Furnished Pursuant to Rule 12g3-2(b) - **File 82-4743**

On behalf of Hilasal Mexicana, S.A.B. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the Second Quarter Report for 2007 (year ending December 31, 2007), which were filed before the "Bolsa Mexicana de Valores" (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

<u>**Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.**</u>

Sincerely,

Fernando Hernández Gómez, Esq.

8/10

CONSULEGIS
Member of Consulegis, an International Association of Law Firms

OFICINAS CORPORATIVAS
Mar Báltico 2237 4° piso Col. Country Club
C.P. 44637 Guadalajara, Jalisco
Tel (52) 33 3817-1731 Fax (52) 33 3817-1732

OFICINAS CD. DE MÉXICO
Av. Presidente Mazaryk 111 1er piso
Col. Chapultepec Morales C.P. 11560 México, DF
Tel (52) 55 3300-5801 Fax (52) 55 3300-5919

www.hbclaw.com.mx

Increase on exportation sales, during the last seven quarters.

• Commentaries of the Quarter

Values US Legal Currency

The total sales increased 5.5%
The export sales grew 39.9% showing during the last seven quarters increases against the same quarter of last year.
The domestic market represents a decrease of 12.2%.
The financial debt presents a profile of 36.1%. short term and 63.9% large term.

• Resulted Balance 2Q07 vs 2Q06 (April-June)

The total sales increased 3.5% in volume and 5.5% in dollars, decreasing 1.3% in pesos.

The national sales decreased 1.4% in volume and increased 2.6% in dollars, and 2.3% in pesos, due the economical deceleration and other causes like the presidential elections and the Football Soccer World Cup which occurred in the same period last year.

The export sales increased 30.7% in volume, 39.9% in dollars and 30.9% in pesos.

The gross profit decreases from 20.5% to 24.0% against the same period in 2006.

The operational profit represents 4.3% of the sales compared with the 14.6% during the 2Q06.

Integral Cost of Financing

The integral cost of financing was $1.2 million pesos during 2Q07 comparing to the ($6.7) million pesos during the 2Q06.

The interests paid increased 39.0% in dollars or 30.3% in pesos due to the debt increment and 1.56 percentage points in the rate. The net interests in sales represents the 4.3% comparing the 3.2% during the 2Q06. The loan average annual rate was 7.34% in dollars.

The exchange parity in the 2Q07 resulted in profit of $3.8 Million compared with the loss of $3.1 Million pesos in the 2Q07

Taxes.

It was recognized the tax derived from the ISR.

The total liabilities increased 9.1% in pesos and 16.9% in dollars due the investments performed in the 4Q06, and adjustment of the working capital to the current sales.

The debt with cost increased 26.3% in order to be located in US$ 19.7 Million pesos, having the company a relation of the liability with capital cost of 68.0%.

General Issues.

In the Unit of International Commerce Practices of the Ministry of Commerce *(Secretaría de Economia)*, the aforementioned has not issued an award in regards to the formal complaint entered by Hilasal Mexicana regarding the compensatory fee avoidance on the importation of Chinese cloth roll of stamped towel.

In the legal defense procedure due the notification of a fiscal credit of an amount of $8 million pesos derived from a thread import, Customs issued a favorable resolution to HILASAL.

During June, it was launched an initial embankment of a towel program with a well known chain of department stores in the United States of America.

During April we celebrated the 25th anniversary of the Company and there were issued recognitions of Seniority to the Workers which have been working for the Company for more than 10 Years.

The company's stock exchange index moved from place 109 in March to place 107 in June 2007.

Hilasal

MEXICANA S.A.B. DE C.V.

Second Quarter Report 2007

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006 NOT CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	645,905	100	616,103	100
s02	CURRENT ASSETS	253,107	39	211,841	34
s03	CASH AND SHORT-TERM INVESTMENTS	164	0	992	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	131,809	20	99,836	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	10,797	2	8,647	1
s06	INVENTORIES	110,337	17	102,366	17
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	382,516	59	392,610	64
s13	LAND AND BUILDINGS	178,195	28	178,301	29
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	588,538	91	614,125	100
s15	OTHER EQUIPMENT	106,253	16	104,530	17
s16	ACCUMULATED DEPRECIATION	512,246	79	513,798	83
s17	CONSTRUCTION IN PROGRESS	21,776	3	9,452	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	10,282	2	11,652	2
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	333,199	100	305,538	100
s21	CURRENT LIABILITIES	134,368	40	145,990	48
s22	SUPPLIERS	31,290	9	38,951	13
s23	BANK LOANS	76,914	23	85,576	28
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	13,015	4	13,117	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	13,149	4	8,346	3
s27	LONG-TERM LIABILITIES	135,888	41	95,122	31
s28	BANK LOANS	135,888	41	95,122	31
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	62,943	19	64,426	21
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	312,706	100	310,565	100
s36	CONTRIBUTED CAPITAL	241,757	77	241,985	78
s79	CAPITAL STOCK	192,232	61	192,413	62
s39	PREMIUM ON ISSUANCE OF SHARES	49,525	16	49,572	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	70,949	23	68,580	22
s42	RETAINED EARNINGS AND CAPITAL RESERVES	371,655	119	354,915	114
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(300,706)	(96)	(286,335)	(92)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 2 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	164	100	992	100
s46	CASH	45	27	847	85
s47	SHORT-TERM INVESTMENTS	119	73	145	15
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	10,282	100	11,652	100
s48	DEFERRED EXPENSES (NET)	10,282	100	11,652	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	134,368	100	145,990	100
s52	FOREIGN CURRENCY LIABILITIES	102,556	76	103,510	71
s53	MEXICAN PESOS LIABILITIES	31,812	24	42,480	29
s26	OTHER CURRENT LIABILITIES WITHOUT COST	13,149	100	8,346	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,624	28	1,131	14
s68	PROVISIONS	1,588	12	3,275	39
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	7,937	60	3,940	47
s27	LONG-TERM LIABILITIES	135,888	100	95,122	100
s59	FOREIGN CURRENCY LIABILITIES	135,888	100	95,122	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	62,943	100	64,426	100
s66	DEFERRED TAXES	61,640	98	63,357	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,303	2	1,069	2
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	192,232	100	192,413	100
s37	CAPITAL STOCK (NOMINAL)	48,417	25	48,417	25
s38	RESTATEMENT OF CAPITAL STOCK	143,815	75	143,996	75

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	371,655	100	354,915	100
s93	LEGAL RESERVE	23,063	6	22,615	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,238	2	8,638	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	333,914	90	325,207	92
s45	NET INCOME FOR THE YEAR	6,440	2	(1,545)	0
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(300,706)	100	(286,335)	100
s70	ACCUMULATED MONETARY RESULT	(135,109)	45	(132,826)	46
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(95,823)	32	(83,670)	29
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(69,774)	23	(69,839)	24
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	118,739	65,851
s73	PENSIONS AND SENIORITY PREMIUMS	1,303	1,069
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	240	243
s76	WORKERS (*)	652	596
s77	OUTSTANDING SHARES (*)	129,962,146	130,284,546
s78	REPURCHASED SHARES (*)	9,477,854	9,155,454
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	224,188	100	207,414	100
r02	COST OF SALES	172,307	77	158,342	76
r03	GROSS PROFIT	51,881	23	49,072	24
r04	GENERAL EXPENSES	34,682	15	35,048	17
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	17,199	8	14,024	7
r08	OTHER INCOME AND (EXPENSE), NET	126	0	(3,626)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(8,444)	(4)	(12,574)	(6)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	8,881	4	(2,176)	(1)
r10	INCOME TAXES	2,441	1	(631)	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	6,440	3	(1,545)	(1)
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET INCOME	6,440	3	(1,545)	(1)

/

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

NOT CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	224,188	100	207,414	100
r21	DOMESTIC	130,182	58	141,142	68
r22	FOREIGN	94,006	42	66,272	32
r23	TRANSLATED INTO DOLLARS (***)	*8,598*	*4*	*5,862*	*3*
r08	OTHER INCOME AND (EXPENSE), NET	126	100	(3,626)	100
r49	OTHER INCOME AND (EXPENSE), NET	126	100	(3,626)	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	*DEFERRED EMPLOYEES' PROFIT SHARING*	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(8,444)	100	(12,574)	100
r24	INTEREST EXPENSE	9,071	(107)	7,190	(57)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	21	0	50	0
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(58)	1	(6,246)	50
r28	RESULT FROM MONETARY POSITION	664	(8)	812	(6)
r10	INCOME TAXES	2,441	100	(631)	100
r32	INCOME TAX	4,048	166	2,729	(432)
r33	DEFERRED INCOME TAX	(1,607)	(66)	(3,360)	532

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 2 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	249,492	238,750
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	438,077	409,231
r39	OPERATING INCOME (**)	34,840	28,861
r41	NET INCOME (**)	17,467	3,801
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	14,318	14,415

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	105,791	100	107,151	100
rt02	COST OF SALES	84,068	79	81,471	76
rt03	GROSS PROFIT	21,723	21	25,680	24
rt04	GENERAL EXPENSES	17,221	16	17,497	16
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	4,502	4	8,183	8
rt08	OTHER INCOME AND (EXPENSE), NET	42	0	(1,663)	(2)
rt06	COMPREHENSIVE FINANCING RESULT	(1,271)	(1)	(6,763)	(6)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,273	3	(243)	0
rt10	INCOME TAXES	919	1	(51)	0
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,354	2	(192)	0
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET INCOME	2,354	2	(192)	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	105,791	100	107,151	100
rt21	DOMESTIC	58,150	55	70,749	66
rt22	FOREIGN	47,641	45	36,402	34
rt23	TRANSLATED INTO DOLLARS (***)	4,403	4	3,147	3
rt08	OTHER INCOME AND (EXPENSE), NET	42	100	(1,663)	100
rt49	OTHER INCOME AND(EXPENSE), NET	42	100	(1,663)	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(1,271)	100	(6,763)	100
rt24	INTEREST EXPENSE	4,569	(359)	3,506	(52)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	8	(1)	28	0
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	3,829	(301)	(3,131)	46
rt28	RESULT FROM MONETARY POSITION	(539)	42	(154)	2
rt10	INCOME TAXES	919	100	(51)	100
rt32	INCOME TAX	2,705	294	1,638	(3212)
rt33	DEFERRED INCOME TAX	(1,786)	(194)	(1,689)	3312

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,097	7,413

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	NET INCOME	6,440	(1,545)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	13,797	13,738
c03	RESOURCES FROM NET INCOME FOR THE YEAR	20,237	12,193
c04	RESOURCES PROVIDED OR USED IN OPERATION	(18,511)	7,569
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	1,726	19,762
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	7,688	(9,063)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(2,634)	(6,306)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	5,054	(15,369)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(7,532)	(10,667)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(752)	(6,274)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	916	7,266
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	164	992

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	13,797	13,738
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	14,318	14,415
c41	+ (-) OTHER ITEMS	(521)	(677)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(18,511)	7,569
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(25,890)	7,289
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	4,915	(2,426)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	47	(3,659)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(5,707)	7,458
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	8,124	(1,093)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	7,688	(9,063)
c23	+ BANK FINANCING	7,688	(9,063)
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(2,634)	(6,306)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(2,472)	(6,234)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(162)	(72)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(7,532)	(10,667)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(10,383)	(14,620)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	2,851	3,953
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.13		$ 0.03	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 0.00		$ 0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 2.41		$ 2.29	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	0.56	times	0.45	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.04	times	37.32	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

RATIOS

NOT CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	2.87	%	(0.74)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	5.58	%	1.22	%
p03	NET INCOME TO TOTAL ASSETS (**)	2.70	%	0.61	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	10.31	%	(52.55)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.67	times	0.66	times
p07	NET SALES TO FIXED ASSETS (**)	1.14	times	1.04	times
p08	INVENTORIES TURNOVER (**)	3.02	times	3.04	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	92.02	days	75.33	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.15	%	8.01	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	51.58	%	49.59	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.06	times	0.98	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	71.56	%	65.01	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	35.52	%	24.22	%
p15	OPERATING INCOME TO INTEREST PAID	1.89	times	1.95	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.31	times	1.33	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.88	times	1.45	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.06	times	0.74	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.75	times	0.69	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.12	%	0.67	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	9.02	%	5.88	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(8.25)	%	3.64	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.19	times	2.74	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	152.11	%	58.96	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(52.11)	%	41.03	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	137.85	%	137.05	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Reporte al Segundo Trimestre del 2007 Julio del 2007

Crecimiento en ventas exportación por séptimo trimestre consecutivo

Comentarios del Trimestre
Valores en término de dólares

Las ventas totales se incrementan 5.5%.

La venta de exportación crece 39.9% presentando siete trimestres consecutivos de incrementos con respecto al mismo trimestre del año anterior.

Se inicia la venta de un programa de toalla con una importante cadena departamental de Estados Unidos.

La venta en el mercado nacional disminuye 12.2%.

Por cuarto trimestre consecutivo, la utilidad neta del trimestre supera la generada en el mismo periodo del ejercicio anterior.

La deuda financiera presenta un perfil de 36.1% corto plazo y 63.9% largo plazo.

Estado de Resultados 2T07 vs 2T06 (abril- junio)

Las ventas totales crecieron 3.5% en volumen y 5.5% en dólares, disminuyendo 1.3% en pesos.

La venta nacional, afectada por la desaceleración económica y por algunos eventos que se realizaron en el mismo lapso del año previo y que no se repitieron en 2007, como fueron las elecciones y el mundial de futbol, reduce su volumen 11.6% 12.2% en dólares y 17.8% en pesos.

Las ventas en exportación se incrementan 30.7% en volumen, 39.9% en dólares y 30.9% en pesos.

El margen bruto se ubica en 20.5% respecto del 24.0% en el mismo periodo de 2006.

Los gastos generales se mantienen en 16.3% con respecto a ventas. Los gastos de venta se reducen 5.3% en términos reales y representan el 8.3% en comparación al 8.6% del 2T -06. Los gastos de administración representan el 8.0% respecto a ventas en comparación al 7.7% del 2T-06.

La utilidad operativa representa 4.3% de la venta comparada con 7.6% al 2T06.

La UAFIDA se ubicó en 11.0% sobre ventas comparada con 14.6% al 2T06.

Otros Ingresos y Gastos, neto
En este rubro se registraron en 2006 los gastos de capacidad instalada no considerada en el costo estándar. Para 2007, la NIF B-3 de Normas Financieras señala incorporar este efecto en el costo.

Resultado Integral de Financiamiento
El resultado integral de financiamiento fue de $1.2 millones de pesos en el 2T07 en

comparación a $6.7 millones de pesos en el 2T06.

Los intereses pagados aumentaron 39.0% en dólares o 30.3% en pesos por incremento en deuda y de 1.56 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 4.3% en comparación del 3.2% al 2T06. La tasa anualizada promedio de préstamos fue de 7.34% en dólares.

La paridad cambiaria al 2T07 resultó en utilidad por $3.8 millones comparada con pérdida de $3.1 millones de pesos al 2T06.

El Repomo al 2T07 fue de 539 mil pesos en comparación con $154 mil pesos al 2T06.

Impuestos a la utilidad
Se reconoce el impuesto derivado del ISR.

Utilidad Neta
Los resultados del trimestre presentan utilidad de $2.3 millones de pesos que se comparan con la pérdida por $192 mil pesos del 2T-2006.

Resultados Últimos Doce Meses 2007 vs 2006 (julio - junio)

Las ventas totales se incrementaron 7.4% en volumen, 10.1% en dólares y 7.0% en pesos.

Las ventas nacionales disminuyen 2.0% en volumen, 2.0% en dólares y 4.6% en pesos.

Las exportaciones se incrementaron 24.2% en volumen, 34.7% en dólares y 30.8% en pesos. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por séptimo trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto mejora al pasar del 23.9% al 24.0%.

Los gastos generales mejoran 0.8 puntos porcentuales al pasar del 16.8% al 16.0% sobre ventas. Los gastos de venta se reducen 0.4 puntos al pasar del 8.7% sobre ventas en 2006, al 8.3% en 2007. Los gastos de administración mejoran su proporción con respecto a ventas al bajar de 8.1% en 2006 al 7.7% en 2007.

El margen de operación crece 0.9 puntos al pasar de 7.1% al 8.0%.

La UAFIDA representó el 14.6% con respecto a ventas, en comparación del 13.9% del 2006 y registró un incremento de 12.7% y 16.4% en pesos y dólares respectivamente.

Otros ingresos y gastos, neto
Hasta diciembre del 2006, este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar. En el 2007, por la entrada en vigor de la NIF B-3 de Normas de Información financiera, esta partida se incluye en el costo de ventas.

Resultado Integral de Financiamiento

El resultado integral de financiamiento en el 2007 representó $8.0 millones pesos en comparación de $15.9 millones de pesos en el ejercicio 2006. La variación más significativa se encuentra en la paridad cambiaria.

Los intereses pagados se incrementan 19.9% al pasar de $14.4 a $17.3 millones de

pesos. En término de dólares aumentaron de $1.2 millones a $1.5 millones. Los intereses netos en su relación a ventas representan el 3.9% en 2007 en comparación a 3.5% de 2006.

La cobertura UAFIDA a intereses pagados fue de 3.7 veces.

La paridad cambiaria representó una utilidad por $4.3 millones de pesos en el 2007 comparado con pérdida por $5.7 millones al 2006.

El Repomo en el 2007 fue de ($4.8) millones de pesos, comparado con ($4.1) millones de pesos del 2006.

Impuestos a la utilidad

En este rubro se registran las provisiones de ISR e ISR diferido.

Utilidad Neta

La utilidad neta presenta un crecimiento del 359.6% derivado de los incrementos en ventas, utilidad bruta y utilidad operativa. El margen neto representa el 4.0% de la venta.

Balance al 30 de junio 2007 vs 30 de junio 2006.

De marzo del 2006 a marzo del 2007 el peso se apreció 3.0% con respecto al dólar y la inflación fue del 3.9%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 4.8% en pesos o 12.4% en dólares. La cartera aumenta 32.0% en pesos y 41.6% en dólares. Los inventarios se incrementaron 7.8% en pesos o 17.6% en dólares por su adecuación a los niveles actuales de venta. El activo fijo disminuyó 2.6% en pesos e incrementó 4.5% en dólares.

El pasivo total se incrementa 9.1% en pesos y 16.9% en dólares. Por las inversiones realizadas en el cuarto trimestre del 2006 y la adecuación del capital de trabajo al nivel actual de ventas, la deuda con costo se incrementa 26.3% para ubicarse en US$ 19.7 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 68.0%.

El capital contable pasó de $310.5 a $312.7 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $14.4 millones de pesos. El resultado neto enero a junio 2007 asciende a $6.4 millones de pesos.

Asuntos Generales

La Unidad de Prácticas Comerciales Internacionales de la Secretaria de Economía aún no emite fallo respecto a la denuncia presentada por Hilasal Mexicana sobre el caso de elusión del pago de cuota compensatoria sobre la importación de tela en rollo de toalla estampada procedente de China.

En el proceso jurídico de defensa ante la notificación de un crédito fiscal por un monto de $8 millones de pesos derivado de la importación de hilo, Aduanas emitió resolución favorable a Hilasal. Con la intención de evitar cualquier riesgo futuro, esta resolución se adicionó como prueba al proceso jurídico iniciado, quedando a la espera de la resolución final por parte de la autoridad.

Se realizó Asamblea General Ordinaria de Accionistas el 23 de abril con la representación del 84.25% de acciones, habiéndose aprobado los resultados del ejercicio 2006, y designándose a los miembros del Consejo de Administración, del Comité Ejecutivo, del Comité de Auditoria, del Comité de Prácticas Societarias y ratificando al Despacho Gossler S.C. como auditores externos.

De conformidad a lo asentado en el listado de asistencia de la Asamblea celebrada el 23 de abril, Hilasal cumple con el requisito de número de accionistas mínimo requerido y a partir del mes de julio la acción HILASAL A se cotiza bajo la modalidad de operación continua.

Durante el mes de Junio se inició el embarque inicial de un programa de toalla con una prestigiada cadena departamental en Estados Unidos.

En el mes de abril se celebraron los 25 años de operación de la fábrica y se entregaron reconocimientos a los empleados que este año cumplieron 10 años o mas de estar laborando en la empresa.

Se contrató con Tycoon la licencia para la película Surf´s UP y con Warner licencia de personajes de lucha libre así como algunos equipos de futbol europeo. Con Disney se incluyeron al contrato vigente las películas Piratas del Caribe en el Fin del Mundo y Ratatouille.

El índice de bursatilidad de la empresa pasó de la posición 109 en marzo la posición 107 a junio del 2007

1. - PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

Las políticas contables que sigue la compañía están de acuerdo con las normas de información financiera (NIF) emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF), las cuales requieren que la administración efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas de las partidas incluidas en los estados financieros, así como las revelaciones que se deben hacer a través de las notas a los mismos. La administración considera que las estimaciones y supuestos utilizados son los adecuados en las circunstancias, aun cuando su efecto final puede llegar a diferir del efecto previsto en dichas hipótesis

1.1 Bases para la determinación de las cifras

Los estados financieros son formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C. y transferidos al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa, permitiendo así la comparabilidad entre los periodos presentados. La actualización de las cifras se reconoce a través del ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor emitidos por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.2 Efectivo e inversiones temporales

Se registran a su costo de adquisición, que es similar al valor de mercado. Sus rendimientos se reconocen en los resultados conforme se devenguen.

1.3 Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicio, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

El costo de las primas de antigüedad se determina con la base en cálculos actuariales de acuerdo con lo establecido en el boletín D-3 Obligaciones Laborales de Normas de Información Financiera. Dicho Boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y solo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en su antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan directamente a los resultados en el ejercicio en que se vuelven exigibles.

1.4 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones en moneda extranjera se registran en moneda nacional a los tipos de cambio vigentes cuando se realizan. Los saldos activos o pasivos en dichas monedas se expresan en moneda nacional al tipo de cambio vigente a la fecha de presentación de los Estados Financieros. Las diferencias originadas por las fluctuaciones en el tipo de cambio entre las fechas de concertación de la transacción y las de su liquidación o valuación a la fecha de presentación de Estados Financieros, se registran en los resultados del periodo dentro del resultado integral de financiamiento.

1.5 Inventarios y costo de Ventas

Los *inventarios* de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos símilares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

Los *inventarios se expresan* a su valor actualizado de reposición y producción que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta integrando los costos por Regalías y Fletes conceptos que la empresa identifica directamente con el costo de cada producto y no con la operación de venta de los mismos.

1.6 Inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan al cierre de cada periodo mediante la *aplicación de factores* de inflación derivados del INPC para los activos de procedencia nacional y al tipo de cambio de la moneda del país origen para los activos de procedencia Extranjera sobre su valor neto de reposición que fue determinado al 31 de Diciembre de 1996 por peritos independientes.

1.7 Determinación de la Depreciación

Es calculada bajo el método de *línea recta en* función de la vida útil determinada por peritos independientes y el Area técnica de la Compañía. Se determina en dólares americanos y es aplicada a resultados al tipo de cambio de cierre de mes publicado por el Banco de México. Para efectos fiscales se utilizan las tasas señaladas en la Ley del Impuesto sobre la Renta.

La depreciación considera aquellos equipos en los que debe reconocerse un Valor Residual contable al termino de su vida útil estimada al considerar que pudieran tener un Valor de Rescate en el mercado en caso de su realización.

1.8 Capitalización del Resultado Integral de Financiamiento (RIF)

La NIF D-6 vigente a partir del 01 de Enero 2007 norma la capitalización del RIF atribuible a ciertos activos cuya adquisición requiere de un periodo sustancial (prolongado) antes de su uso intencional. El RIF directamente atribuible a la adquisición de activos calificables debe capitalizarse formando parte del costo de inversión de esos activos.

La compañía capitaliza desde Junio 2006 la parte proporcional de los Intereses devengados a cargo derivados de los principales Proyectos de Activos Fijos. En 2007 se continúa con la capitalización del RIF.

La capitalización del Resultado Integral de Financiamiento Incluye: Costo de Intereses, Efecto cambiario y el Resultado por posición monetaria (REPOMO) correspondiente.

1.9 Reserva de Incobrabilidad

Se reconoce una Reserva para aquellas cuentas de recuperación dudosa a través de la cual se aplica a resultados un porcentaje del valor del adeudo de conformidad a los días vencidos según se señala en la Nota No. 12

1.10 Partes Relacionadas

Se consideran partes relacionadas de conformidad con el Boletín C-13 de Normas de Información Financiera aquellas entidades o personas que individual o conjuntamente, directa o indirectamente, (1) ejercen control o influencia significativa sobre ella, (2) estén bajo su control o influencia significativa, o (3) estén bajo el mismo control o influencia significativa que la Compañía.

Se consideran partes relacionadas de la Compañía:
 Otras empresas y personas que tengan directa o indirectamente influencia significativa en el derecho de voto de la Compañía, así como las entidades en las que esas empresas y personas tengan el derecho que les permite influir en el proceso de decisiones.
 Los consejeros, directores y ejecutivos de alto nivel, así como las empresas en las cuales ellos tengan poder de decisión o influencia significativa en las decisiones operacionales y financieras.

Son transacciones con partes relacionadas, la transferencia de efectivo, derechos, bienes o servicios y obligaciones entre las partes independientemente de que sean gratuitas.

Los consejeros, directores y ejecutivos de alto nivel tienen la obligación de enterar al Comité de Prácticas Societarias su relación con otras empresas y personas que pudieran celebrar transacciones con la Compañía para determinar su posible tratamiento como Parte Relacionada.

1.11 Tratamiento contable de impuesto sobre la renta (ISR), impuesto al activo (IA) y de la participación de los trabajadores en las utilidades (PTU) diferidos.

La empresa registra los efectos derivados de las disposiciones contenidas en la NIF D-4, el cual requiere que se reconozcan contablemente los efectos diferidos del ISR y PTU, determinados bajo el método de activos y pasivos, el cual consiste en comparar los valores contables y fiscales de los activos y pasivos, determinándose diferencias temporales a las que se debe aplicar la tasa fiscal correspondiente, mismas que se revertirán contablemente en el futuro; así mismo, se debe de reconocer un activo por impuestos diferidos por las pérdidas fiscales pendientes de amortizar a la fecha del balance.

En Enero de 2007, el CINIF emitió la INIF 4 (Interpretación a las Normas de Información Financiera No. 4) denominada Presentación en el Estado de Resultados de la Participación de los trabajadores en la utilidad en la cual concluyó que la PTU se

presentará a partir de 2007 en el rubro de Otros Ingresos y gastos

1.12 Reserva para Recompra de acciones

Corresponde a una reserva proveniente de las utilidades retenidas, creada para la adquisición de acciones representativas del capital social de la Compañía a través de la bolsa de valores, al precio corriente en el mercado, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia compañía.

La Asamblea General Ordinaria de Accionistas acuerda expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a este fin, en ningún caso exceda el saldo total de las utilidades netas de la compañía, incluyendo las retenidas.

El Consejo de Administración asigna a la o las personas responsables de la adquisición y colocación de acciones propias.

1.13 Utilidad Integral

Es el resultado de la actuación total de la empresa durante el periodo, y está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y el ISR diferido, que de conformidad con las NIF aplicables, se llevaron directamente al capital contable.

1.14 Utilidad básica por acción

Se calcula dividiendo la utilidad neta del periodo, entre el promedio ponderado de las acciones en circulación vigentes en el periodo de referencia.

1.15 Insuficiencia en la actualización del capital

Esta cuenta incluye el saldo neto del efecto patrimonial complementario que resultó de la actualización de la información financiera y se integra por el resultado acumulado por posición monetaria y el resultado por tenencia de activos no monetarios.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1

La actividad principal de la compañía es la fabricación, compra y venta de toallas y productos similares.

NOTA 02 DE LAS NORMAS DE INFORMACION FINANCIERA

A partir del 1° de Junio de 2004 el Consejo Mexicano para la investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF) asumió la función y la responsabilidad de la emisión de la normatividad contable en México; con anterioridad a esa fecha, esa

función y responsabilidad recaía en la Comisión de Principios de Contabilidad (CPC) del Instituto Mexicano de Contadores Públicos A.C. CINIF sustituyó el término Principios de Contabilidad Generalmente Aceptados (PCGA) por el de Normas de Información Financiera (NIF) y adoptó como NIF los boletines emitidos por la CPC que al 31 de mayo de 2004 se encontraban vigentes y que continuarán en vigor hasta que sean modificados, sustituidos o derogados por nuevas NIF. Al 31 de Diciembre de 2005 CINIF había emitido ocho NIF de la serie A (Marco Conceptual) y la NIF B-1. Las nueve nuevas NIF entraron en vigor a partir del 1° de Enero de 2006. La aplicación de las nuevas NIF no provocó modificaciones significativas en los estados financieros adjuntos ni en sus revelaciones.

NOTA 3 INMUEBLES, PLANTA Y EQUIPO

De conformidad con la NIF C-15 Deterioro en el valor de los activos de larga duración y su disposición, se llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 4 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 5 CONTINGENTE

De índole fiscal

La empresa interpuso juicio de amparo contra el costo de ventas y la acumulación del Inventario al 31 de diciembre de 2004, sin que a la fecha se haya obtenido la resolución correspondiente, la empresa seguirá acumulando y deduciendo las partidas señaladas conforme a Ley hasta que el juicio sea resuelto.

En el proceso jurídico de defensa ante la notificación de un crédito fiscal por un monto de $8 millones de pesos derivado de la importación de hilo, Aduanas emitió resolución favorable a Hilasal. Con la intención de evitar cualquier riesgo futuro, esta resolución se adicionó como prueba al proceso jurídico iniciado, quedando a la espera de la resolución final por parte de la autoridad.

NOTA 6 CAPITAL CONTABLE

El capital contable al 30 de Junio de 2007 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 48,417

Actualización $ 143,815

Prima en colocación acciones $ 49,526

Resultados acumulados $ 287,203

Reserva para recompra de acciones $ 8,238

Exceso o insuficiencia $ (230,932)

Resultado del ejercicio $ 6,440

TOTAL CAPITAL CONTABLE $ 312,707

NOTA 7 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Junio de 2007 el monto autorizado es de $ 28,926 de los cuales se han utilizado a esa fecha $ 20,688

El saldo al 30 de Junio de 2007 asciende a $ 8,238

Durante el 2do Trimestre 2007 se efectuaron las siguientes operaciones:

Compra de 96,600 acciones

NOTA 8 CAPITALIZACION DEL RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Durante el 2do Trimestre 2007, se llevó a cabo la capitalización de intereses a cargo, efecto cambiario y Resultado por Posición Monetaria atribuibles a los Proyectos de Activo Fijo calificables, los importes capitalizados se muestran a continuación:

RIF Capitalizado:	1er T-2007	2do T-2007	Totales
Intereses pagados	299	321	620

Paridad cambiaria	225	(240)	(15)
Repomo	(109)	51	(58)
Total	415	132	547

NOTA 9 RESULTADO INTEGRAL DE FINANCIAMIENTO NETO

	Devengado	Capitalizado	Neto en Resultados
Intereses pagados	9,691	(620)	$ 9,071
Intereses a favor	(21)		(21)
Intereses netos	9,670	(620)	$ 9,050
Efecto paridad cambiaria	43	15	$ 58
REPOMO	(722)	58	$ (664)
TOTAL COSTO	9,655	(547)	$ 8,444

NOTA 10 UTILIDAD (PERDIDA) DE OPERACIONES DISCONTINUADAS

NOTA 11 RESULTADOS NETOS MENSUALES

Periodo	Resultado Neto	INPC Aplicado
Diciembre 01	29,335	97.3540
Diciembre 02	13,993	102.9040
Diciembre 03	664	106.9960
Diciembre 04	7,515	112.55
Diciembre 05	16,859	116.3010
Diciembre 06	9,428	121.0150
Enero 07	-1,161	121.6400
Febrero 07	866	121.9800
Marzo 07	4,376	122.2440
Abril 07	-2,877	122.17
Mayo 07	1,908	121.5750
Junio 07	3,328	121.7087

NOTA 12 INFORMACION POR SEGMENTOS

Como se indica en la Nota 1, la actividad principal de Hilasal Mexicana, SA.B. de C.V. es la fabricación, compra y venta de toallas y productos similares y el 100% de sus ingresos los obtiene de dicho segmento.

Las ventas de la compañía durante el 2do trimestre del ejercicio 2007, se realizaron en un 55 % al mercado nacional y en un 45 % al mercado de exportación. Las ventas de exportación fueron realizadas en su totalidad a los Estados Unidos de Norteamérica

Los productos de la compañía se comercializan fundamentalmente a través de un alto número de clientes, tales como tiendas departamentales y detallistas, sin que exista concentración en algún cliente en particular.

NOTA 13 RESERVA DE INCOBRABILIDAD

La política señala la aplicación a resultados en forma proporcional a los días vencidos de conformidad con la siguiente tabla:

Cuentas con vencimiento de 61 a 90 días	25% de aplicación a resultados
Cuentas con vencimiento de 91 a 180 días	25% de aplicación a resultados
Cuentas con vencimiento de 181 a 269 días	25% de aplicación a resultados
Cuentas vencimiento de 270 días en adelante	15 % de aplicación a resultados

Actualmente el importe de la Reserva por Incobrabilidad asciende a $ 1,607 mdp

NOTA 14

Los Estados Financieros de Hilasal Mexicana S.A.B. de C.V. correspondientes al 2do Trimestre 2007 fueron aprobados por el Consejo de Administración en sesión celebrada el 24 de Julio de 2007

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCOMEXT	NOT	29/09/2006	17/03/2011	7.00							0	0	0	0	10,793	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	7.00							0	0	0	0	10,793	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	7.00							0	0	0	0	10,793	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	7.00							0	0	0	0	10,793	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	7.00							0	0	0	0	10,793	0
SECURED																
GE CAPITAL	NOT	07/12/2004	01/01/2012	7.85							0	9,494	9,973	10,475	11,002	31,283
GE CAPITAL	NOT	07/12/2004	01/01/2012	7.85							0	1,504	1,580	1,659	1,743	4,955
GE CAPITAL	NOT	07/12/2004	01/01/2012	7.85							0	302	317	333	350	994
BBVA BANCOMER	NOT	15/04/2006	15/04/2009	7.35							0	1,373	1,373	0	0	0
BBVA BANCOMER	NOT	22/12/2006	22/12/2009	7.74							0	3,924	3,924	1,962	0	0
BBVA BANCOMER	NOT	22/06/2007	22/06/2008	6.64							0	10,793	0	0	0	0
COMMERCIAL BANKS																
OTHER																
BANCO DEL BAJIO	NOT	15/09/2006	03/10/2007	6.75							0	10,793	0	0	0	0
HSBC	NOT	03/08/2004	03/08/2007	7.20							0	10,793	0	0	0	0
BCI	YES	31/08/2006	31/08/2007	6.97							0	21,586	0	0	0	0
SANTANDER	NOT	01/03/2007	01/03/2008	6.64							0	6,352	0	0	0	0
TOTAL BANKS					0	0	0	0	0	0	0	76,914	17,167	14,429	67,060	37,232

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED				0	16,387	0	0	0	0						
VARIOS	YES										0	14,903	0	0	0	0
TOTAL SUPPLIERS					0	16,387	0	0	0	0	0	14,903	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				0	2,410	0	0	0	0						
VARIOS	NOT										0	10,739	0	0	0	0
TOTAL					0	2,410	0	0	0	0	0	10,739	0	0	0	0
TOTAL GENERAL					0	18,797	0	0	0	0	0	102,556	17,167	14,429	87,060	37,232

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	3,771	40,699	40	431	41,130
LIABILITIES POSITION	22,048	237,957	45	488	238,445
SHORT-TERM LIABILITIES POSITION	9,457	102,069	45	488	102,557
LONG-TERM LIABILITIES POSITION	12,591	135,888	0	0	135,888
NET BALANCE	(18,277)	(197,258)	(5)	(57)	(197,315)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	127,232	259,822	(132,589)	0.51	676
FEBRUARY	126,347	256,494	(130,147)	0.27	351
MARCH	125,472	257,107	(131,635)	0.22	283
APRIL	148,579	268,268	(119,689)	(0.06)	(71)
MAY	127,767	264,415.	(136,648)	(0.49)	(667)
JUNE	132,991	269,085	(136,094)	0.11	150
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	(58)
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					664

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	58

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	60.00
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0.00

NOTES

CAPACIDAD EXPRESADA EN TONELADAS MENSUALES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		ALGODON	CARGILL COTTON, DUNAVANT	NO	45.75
QUIMICOS	DEGUSSA, DISOSA, HUNTSMAN			NO	12.60
MATERIALES INDIRECTOS	DIVERSOS			SI	5
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: *HILASAL*

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	1,548,062	130,182	55.0	*LICENCIAS,*	*WAL MART,*
	0	0	0.0	PRESTIGE, ELITE,	COMERCIAL MEXICANA,
	0	0	0.0	ELEGANCE, SAHARA,	SAM'S CLUB,
	0	0	0.0	BRIGHT SEASON,	CHEDRAUI,GIGANTE
	0	0	0.0	ROYAL CROWN,	COPPEL, CONTROL,
	0	0	0.0	CLASSIC, TRIBUTE	LIVERPOOL,
	0	0	0.0		EL PALACIO DE HIERRO
	0	0	0.0		
FOREIGN SALES					
TOALLAS	1,151,005	94,006	0.0	HILASAL Y LAS DE	JC PENNEY, MARMAXX,
	0	0	0.0	NUESTROS CLIENTES	MACY'S
	0	0	0.0		
	0	0	0.0		
TOTAL		224,188			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	1,151,005	94,006	ESTADOS UNIDOS	HILASAL Y LAS DE	JC PENNEY, MARMAXX
	0	0		NUESTROS CLIENTES	MACY´S
	0	0			
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	94,006	

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

Hilasal

Hilasal Mexicana S.A.B. de C.V.

Reporte al Segundo Trimestre del 2007 **Julio del 2007**

Crecimiento en ventas exportación por séptimo trimestre consecutivo

• Comentarios del Trimestre

Valores en término de dólares

- Las ventas totales se incrementan 5.5%.
- La venta de exportación crece 39.9% presentando siete *trimestres* consecutivos de incrementos con respecto al mismo trimestre del año anterior.
- Se inicia la venta de un programa de toalla con una importante cadena departamental de Estados Unidos.
- La venta en el mercado nacional disminuye 12.2%.
- Por cuarto trimestre consecutivo, la utilidad neta del trimestre supera la generada en el mismo periodo del ejercicio anterior.
- La deuda financiera presenta un perfil de 36.1% corto plazo y 63.9% largo plazo.

• Indicadores

Datos básicos de la acción

Clave de pizarra	HILASALA
Valor de Mercado ('000)	$ 175,449
Acciones en circulación ('000)	129,962
Precio al 30-jun-07	$ 1.35

Indicadores clave

ROE	5.87%
Deuda / Capital	67.9%
Deuda / Uafida	3.28x
Uafida / Intereses	3.74x

Múltiplos

	U12M 06	U12M 07
Precio al 30-Jun	$ 1.03	$ 1.35
UPA	0.03	0.13
P / U (x)	36.79	10.04
VE / Uafida (x)	5.63	6.08
P / VL (x)	0.57	0.56



VENTAS TOTALES
Ultimos 12 meses
miles de pesos
460,000
440,000
420,000
400,000
380,000
II-06
III-06
I-07
II-07



VENTA EXPORTACION
Trimestral
miles de dólares
5,600
5,200
4,800
4,400
4,000
3,600
3,200
2,800
2,400
2,000
II-06
III-06
IV-06
I-07
II-07



U A F I D A
Ultimos 12 meses
miles de pesos
80,000
70,000
60,000
50,000
40,000
II-06
III-06
IV-06
I-07
II-07



UTILIDAD NETA
Ultimos 12 meses
miles de pesos
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
II-06
II-07

• Estado de Resultados 2T07 vs 2T06 (abril - junio)

Las ventas totales crecieron 3.5% en volumen y 5.5% en dólares, disminuyendo 1.3% en pesos.

La venta nacional, afectada por la desaceleración económica y por algunos eventos que se realizaron en el mismo lapso del año previo y que no se repitieron en 2007, como fueron las elecciones y el mundial de futbol, reduce su volumen 11.6% 12.2% en dólares y 17.8% en pesos.

Las ventas en exportación se incrementan 30.7% en volumen, 39.9% en dólares y 30.9% en pesos.

El margen bruto se ubica en 20.5% respecto del 24.0% en el mismo periodo de 2006.

Los gastos generales se mantienen en 16.3% con respecto a ventas. Los gastos de venta se reducen 5.3% en términos reales y representan el 8.3% en comparación al 8.6% del 2T-06. Los gastos de administración representan el 8.0% respecto a ventas en comparación al 7.7% del 2T-06.

La utilidad operativa representa 4.3% de la venta comparada con 7.6% al 2T06.

La UAFIDA se ubicó en 11.0% sobre ventas comparada con 14.6% al 2T06.

Otros Ingresos y Gastos, neto

En este rubro se registraron en 2006 los gastos de capacidad instalada no considerada en el costo estándar. Para 2007, la NIF B-3 de Normas Financieras señala incorporar este efecto en el costo.

Resultado Integral de Financiamiento

El resultado integral de financiamiento fue de $1.2 millones de pesos en el 2T07 en comparación a $6.7 millones de pesos en el 2T06.

Los intereses pagados aumentaron 39.0% en dólares o 30.3% en pesos por incremento en deuda y de 1.56 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 4.3% en comparación del 3.2% al 2T06. La tasa anualizada promedio de préstamos fue de 7.34% en dólares.

La paridad cambiaria al 2T07 resultó en utilidad por $3.8 millones comparada con pérdida de $3.1 millones de pesos al 2T06.

El Repomo al 2T07 fue de 539 mil pesos en comparación con $154 mil pesos al 2T06.

Impuestos a la utilidad

Se reconoce el impuesto derivado del ISR.

Utilidad Neta

Los resultados del trimestre presentan utilidad de $2.3 millones de pesos que se comparan con la pérdida por $192 mil pesos del 2T-2006.

• Resultados Últimos Doce Meses 2007 vs 2006 (julio - junio)

Las ventas totales se incrementaron 7.4% en volumen, 10.1% en dólares y 7.0% en pesos.

Las ventas nacionales disminuyen 2.0% en volumen, 2.0% en dólares y 4.6% en pesos.

Las exportaciones se incrementaron 24.2% en volumen, 34.7% en dólares y 30.8% en pesos. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por séptimo trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto mejora al pasar del 23.9% al 24.0%.

Los gastos generales mejoran 0.8 puntos porcentuales al pasar del 16.8% al 16.0% sobre ventas. Los gastos de venta se reducen 0.4 puntos al pasar del 8.7% sobre ventas en 2006, al 8.3% en 2007. Los gastos de administración mejoran su proporción con respecto a ventas al bajar de 8.1% en 2006 al 7.7% en 2007.

El margen de operación crece 0.9 puntos al pasar de 7.1% al 8.0%.

La UAFIDA representó el 14.6% con respecto a ventas, en comparación del 13.9% del 2006 y registró un incremento de 12.7% y 16.4% en pesos y dólares respectivamente.

Otros ingresos y gastos, neto

Hasta diciembre del 2006, este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar. En el 2007, por la entrada en vigor de la NIF B-3 de Normas de Información financiera, esta partida se incluye en el costo de ventas.

Resultado Integral de Financiamiento

El resultado integral de financiamiento en el 2007 representó $8.0 millones pesos en comparación de $15.9 millones de pesos en el ejercicio 2006. La variación más significativa se encuentra en la paridad cambiaria.

Los intereses pagados se incrementan 19.9% al pasar de $14.4 a $17.3 millones de pesos. En término de dólares aumentaron de $1.2 millones a $1.5 millones. Los intereses netos en su relación a ventas representan el 3.9% en 2007 en comparación a 3.5% de 2006.

La cobertura UAFIDA a intereses pagados fue de 3.7 veces.

La paridad cambiaria representó una utilidad por $4.3 millones de pesos en el 2007 comparado con pérdida por $5.7 millones al 2006.

El Repomo en el 2007 fue de ($4.8) millones de pesos, comparado con ($4.1) millones de pesos del 2006.

Impuestos a la utilidad

En este rubro se registran las provisiones de ISR e ISR diferido.

Utilidad Neta

La utilidad neta presenta un crecimiento del 359.6% derivado de los incrementos en ventas, utilidad bruta y utilidad operativa. El margen neto representa el 4.0% de la venta.

	Segundo trimestre miles de pesos			Segundo trimestre miles de dólares*			*Ultimos 12 meses miles de pesos*			Ultimos 12 meses miles dólares *		
	2006	2007	% variac	2006	2007	% variac	2006	2007	% variac	2006	2007	% variac
Ventas	**107,151**	**105,791**	**-1.3%**	**9,263**	**9,775**	**5.5%**	**409,231**	**438,077**	**7.0%**	**36,127**	**39,770**	**10.1%**
Nacionales	70,749	58,150	-17.8%	6,115	5,372	-12.2%	274,532	261,913	-4.6%	24,233	23,753	-2.0%
Exportación	36,402	47,641	30.9%	3,147	4,403	39.9%	134,699	176,164	30.8%	11,894	16,017	34.7%
Costo de ventas	**81,472**	**84,068**	**3.2%**	**7,043**	**7,766**	**10.3%**	**311,228**	**332,908**	**7.0%**	**27,501**	**30,230**	**9.9%**
Utilidad bruta	**25,680**	**21,723**	**-15.4%**	**2,220**	**2,009**	**-9.5%**	**98,004**	**105,170**	**7.3%**	**8,627**	**9,540**	**10.6%**
Gastos de venta	9,227	8,743	-5.3%	798	807	1.2%	35,803	36,415	1.7%	3,164	3,303	4.4%
Gastos de administración	8,269	8,477	2.5%	715	782	9.4%	33,340	33,915	1.7%	2,943	3,078	4.6%
Total gastos generales	**17,497**	**17,220**	**-1.6%**	**1,513**	**1,589**	**5.0%**	**69,143**	**70,329**	**1.7%**	**6,107**	**6,382**	**4.5%**
Utilidad de operación	**8,183**	**4,502**	**-45.0%**	**707**	**420**	**-40.7%**	**28,861**	**34,840**	**20.7%**	**2,520**	**3,159**	**25.4%**
Depreciación	7,413	7,097	-4.3%	642	655	2.0%	27,819	29,043	4.4%	2,456	2,633	7.2%
UAFIDA	**15,596**	**11,599**	**-25.6%**	**1,349**	**1,074**	**-20.4%**	**56,679**	**63,884**	**12.7%**	**4,976**	**5,792**	**16.4%**
Otros ingresos y gastos,neto	1,663	(42)	n.a.	144	(4)	n.a.	6,983	3,320	-52.5%	617	299	-51.6%
Intereses pagados	3,506	4,569	30.3%	303	422	39.0%	14,466	17,345	19.9%	1,278	1,572	23.1%
Intereses cobrados	(28)	(8)	-72.4%	(2)	(1)	-70.8%	(180)	(47)	-73.8%	(16)	(4)	-73.0%
Paridad cambiaria	3,131	(3,829)	n.a.	272	(353)	n.a.	5,771	(4,398)	n.a.	479	(413)	n.a.
Repomo	154	539	250.1%	13	50	286.1%	(4,129)	(4,880)	18.2%	(370)	(439)	18.4%
Resultado integral de financ	**6,763**	**1,271**	**-81.2%**	**586**	**118**	**-79.9%**	**15,927**	**8,019**	**-49.7%**	**1,370**	**716**	**-47.7%**
Utilidad antes impuestos	(243)	3,274	n.a.	(22)	306	n.a.	5,950	23,501	295.0%	532	2,143	302.6%
Impuestos a la utilidad	(51)	919	n.a.	(5)	86	n.a.	2,149	6,034	180.7%	204	529	159.6%
Utilidad neta	**(192)**	**2,354**	**n.a.**	**(18)**	**220**	**n.a.**	**3,801**	**17,467**	**359.6%**	**328**	**1,614**	**391.5%**
Margen bruto %	24.0%	20.5%		24.0%	20.6%		23.9%	24.0%		23.9%	24.0%	
Gastos venta / ventas %	8.6%	8.3%		8.6%	8.3%		8.7%	8.3%		8.8%	8.3%	
Gastos administ / ventas %	7.7%	8.0%		7.7%	8.0%		8.1%	7.7%		8.1%	7.7%	
Margen operativo %	7.6%	4.3%		7.6%	4.3%		7.1%	8.0%		7.0%	7.9%	
UAFIDA / ventas	14.6%	11.0%		14.6%	11.0%		13.9%	14.6%		13.8%	14.6%	
Margen neto %	-0.2%	2.2%		-0.2%	2.3%		0.9%	4.0%		0.9%	4.1%	
UPA	(0.0015)	0.0181		(0.0001)	0.0017		0.0292	0.1344	360.7%	0.0025	0.0124	392.7%
Acciones en circulación	130,283,546	129,962,146		130,283,546	129,962,146		130,283,546	129,962,146		130,283,545	129,962,146	
Ventas en unidades	**1,240,448**	**1,284,087**	**3.5%**	**1,240,448**	**1,284,087**	**3.5%**	**4,908,157**	**5,269,607**	**7.4%**	**4,908,157**	**5,269,607**	**7.4%**
Nacionales	**797,013**	**704,335**	**-11.6%**	**797,013**	**704,335**	**-11.6%**	**3,157,796**	**3,096,164**	**-2.0%**	**3,157,796**	**3,096,164**	**-2.0%**
% s/ ventas totales	64.3%	54.9%		64.3%	54.9%		64.3%	58.8%		64.3%	58.8%	
Exportaciones	**443,435**	**579,752**	**30.7%**	**443,435**	**579,752**	**30.7%**	**1,750,361**	**2,173,443**	**24.2%**	**1,750,361**	**2,173,443**	**24.2%**
% s/ventas totales	35.7%	45.1%		35.7%	45.1%		35.7%	41.2%		35.7%	41.2%	
Producción por persona (indice)	1.04	0.87	-16.6%	1.04	0.87	-16.6%	6.02	6.08	1.0%	6.02	6.08	1.0%
Ventas por persona (indice)	0.96	0.93	-3.6%	0.96	0.93	-3.6%	6.10	5.95	-2.4%	6.10	5.95	-2.4%
Calidad producción	91.3%	93.2%	2.1%	91.3%	93.2%	2.1%	91.3%	93.9%	2.8%	91.3%	93.9%	2.8%

* Cifras históricas convertidas a dólares al tipo de cambio de cada mes.

• Balance al 30 de junio 2007 vs 30 de junio 2006.

De marzo del 2006 a marzo del 2007 el peso se apreció 3.0% con respecto al dólar y la inflación fue del 3.9%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 4.8% en pesos o 12.4% en dólares. La cartera aumenta 32.0% en pesos y 41.6% en dólares. Los inventarios se incrementaron 7.8% en pesos o 17.6% en dólares por su adecuación a los niveles actuales de venta. El activo fijo disminuyó 2.6% en pesos e incrementó 4.5% en dólares.

El pasivo total se incrementa 9.1% en pesos y 16.9% en dólares. Por las inversiones realizadas en el cuarto trimestre del 2006 y la adecuación del capital de trabajo al nivel actual de ventas, la deuda con costo se incrementa 26.3% para ubicarse en US$ 19.7 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 68.0%.

El capital contable pasó de $310.5 a $312.7 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $14.4 millones de pesos. El resultado neto enero a junio 2007 asciende a $6.4 millones de pesos.

	En miles de pesos			En miles de dólares *		
	2006	2007	% variac	2006	2007	% variac
Activo circulante	211,841	253,107	19.5%	18,306	23,452	28.1%
Inmuebles planta equipo	392,610	382,516	-2.6%	33,927	35,442	4.5%
Activo total	616,103	645,905	4.8%	53,239	59,847	12.4%
Pasivo circulante	145,990	134,368	-8.0%	12,615	12,450	-1.3%
Pasivo a largo plazo	95,122	135,888	42.9%	8,220	12,591	53.2%
Pasivo con costo	180,699	212,802	17.8%	15,615	19,717	26.3%
Pasivo total	305,538	333,199	9.1%	26,403	30,873	16.9%
Capital contable	310,565	312,707	0.7%	26,837	28,974	8.0%
Apalancamiento (PT/AT) %	49.6%	51.6%		49.6%	51.6%	
Liquidez (AC/PC) Veces	1.45	1.88		1.45	1.88	

* Cifras históricas convertidas a dólares al tipo de cambio de cambio de cada mes.

• Asuntos Generales

La Unidad de Prácticas Comerciales Internacionales de la Secretaria de Economía aún no emite fallo respecto a la denuncia presentada por Hilasal Mexicana sobre el caso de elusión del pago de cuota compensatoria sobre la importación de tela en rollo de toalla estampada procedente de China.

En el proceso jurídico de defensa ante la notificación de un crédito fiscal por un monto de $8 millones de pesos derivado de la importación de hilo, Aduanas emitió resolución favorable a Hilasal. Con la intención de evitar cualquier riesgo futuro, esta resolución se adicionó como prueba al proceso jurídico iniciado, quedando a la espera de la resolución final por parte de la autoridad.

Se realizó Asamblea General Ordinaria de Accionistas el 23 de abril con la representación del 84.25% de acciones, habiéndose aprobado los resultados del ejercicio 2006, y designándose a los miembros del Consejo de Administración, del Comité Ejecutivo, del Comité de Auditoria, del Comité de Prácticas Societarias y ratificando al Despacho Gossler S.C. como auditores externos.

De conformidad a lo asentado en el listado de asistencia de la Asamblea celebrada el 23 de abril, Hilasal cumple con el requisito de número de accionistas mínimo requerido y a partir del mes de julio la acción HILASAL A se cotiza bajo la modalidad de operación continua.

Durante el mes de Junio se inició el embarque inicial de un programa de toalla con una prestigiada cadena departamental en Estados Unidos.

En el mes de abril se celebraron los 25 años de operación de la fábrica y se entregaron reconocimientos a los empleados que este año cumplieron 10 años o más de estar laborando en la empresa.

Se contrató con Tycoon la licencia para la película Surf's UP y con Warner licencia de personajes de lucha libre así como algunos equipos de futbol europeo. Con Disney se incluyeron al contrato vigente las películas Piratas del Caribe en el Fin del Mundo y Ratatouille.

El índice de bursatilidad de la empresa pasó de la posición 109 en marzo la posición 107 a junio del 2007

END